Mail Stop 4561

February 28, 2007

VIA USMAIL and FAX (609) 514-1806

Mr. Mark S. Stratton
Chief Executive Officer of Beacon Management Corporation (USA)
The Beacon Financial Futures Fund, L.P.
116 Village Boulevard, Suite 210
Princeton, New Jersey 08540

> **Re:** **The Beacon Financial Futures Fund, L.P.**
> **Form 10-K for the year ended 12/31/2005**
> **Filed on 3/31/2006**
> **File No. 001-12486**

Dear Mr. Mark S. Stratton:

We have reviewed your response letter dated February 20, 2007 and have the following additional comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Financial Statements and Notes

Statements Of Cash Flows

1.	We have read your response to comment one. You have utilized an exemption under paragraph 7 of SFAS 102 in not providing an audited statement of cash flows that applies to investment enterprises that has essentially the same characteristics of a registered investment company. By utilizing this exemption, you must provide a statement of changes in net assets which meets the provisions outlined in Rule 6-09 of Regulation S-X. Please clarify and revise your presentation in future filings to present either a statement of change in net assets in accordance to Rule 6-09 of Regulation S-X or a statement of cash flows in accordance to Item 3.02 of Regulation S-X.

* * * *

       As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

       You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief